Exhibit 99.2

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30,	December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$911,325	$4,148,279
Accounts receivable	3,627,219	4,177,678
Inventories	82,736	154,092
Prepaid expenses and other assets	6,658,534	6,833,557
Note receivable	-	4,015,847
Amount due from related parties	48,079	37,556
Total current assets	11,327,893	19,367,009

Non-current Assets
Leasehold improvements and equipment, net	667,376	730,647
Right of use assets – operating lease	1,800,203	1,940,115
Intangible assets	806,856	1,109,807
Total Assets	$14,602,328	$23,147,578

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$4,397,216	$6,102,417
Deferred revenue	3,057,827	2,352,565
Other current liabilities	3,795,895	3,669,123
Amount due to a related party	26,713	24,842
Loans payable	266,481	264,177
Convertible notes payable	490,524	1,525,220
Operating lease liability	731,254	684,143
Total Current Liabilities	12,765,910	14,622,487

Non-current Liabilities
Loans payable	143,342	133,303
Operating lease liability	1,328,222	1,499,386
Total Liabilities	$14,237,474	$16,255,176

Commitments and contingencies	-	-

Shareholders’ Equity
Ordinary stock (2,166,666,666 shares authorized, $0.0000462 par value, 1,197,415 shares and 436,513 shares issued and outstanding as of June 30, 2025, 260,000,000,000 shares authorized, $0.000000385 par value, 91,092,257 shares and 52,381,600 shares issued and outstanding as of December 31, 2024)	$57	$35
Additional paid-in capital	38,781,396	36,953,448
Accumulated deficit	(37,771,470)	(30,100,945)
Accumulated other comprehensive loss	(555,915)	271,452
Total Shareholders’ Equity to shareholders of Webuy Global Ltd	454,068	7,123,990
Deficit attributable to non-controlling interests	(89,214)	(231,588)
Total Shareholders’ Equity	364,854	6,892,402
Total Liabilities and Shareholders’ Equity	$14,602,328	$23,147,578

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Six Months Ended
	June 30,
	2025	2024

Revenues	$9,121,016	$28,154,803
Cost of revenues	(7,984,341)	(25,579,175)
Gross profit	1,136,675	2,575,628

Operating expenses
Selling and distribution expenses	(890,599)	(1,628,765)
General administrative expenses	(7,864,833)	(3,964,173)
Total operating expenses	(8,755,432)	(5,592,938)

Loss from operations	(7,618,757)	(3,017,310)

Other (expense) income
Other income	582,021	156,325
Finance costs	(650,164)	(79,543)
Total other (expense) income, net	(68,143)	76,782

Loss before income taxes	(7,686,900)	(2,940,528)
Income taxes	-	-
Net loss	(7,686,900)	(2,940,528)
Less: Net loss attributable to non-controlling interests	(16,375)	(26,235)
Net loss attributable to shareholders of Webuy Global Ltd	$(7,670,525)	$(2,914,293)

Net loss	(7,686,900)	(2,940,528)
Foreign currency translation	(668,618)	147,678
Comprehensive loss	(8,355,518)	(2,792,850)
Less: Comprehensive (loss) income attributable to non-controlling interests	(142,374)	18,179
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(8,497,892)	$(2,774,671)

Basic and diluted loss per ordinary share	$(8.02)	$(0.05)

Basic and diluted weighted average number of ordinary shares outstanding	1,059,497	58,705,435

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated
	Number of Shares	Amount ($0.000000385 par before share consolidation 120:1 and $0.0000462 par after share consolidation 120:1)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	Deficit to Ordinary Shareholders	Non- controlling Interests	Total Deficit

Balance as at December 31, 2023	52,381,600	$20	$29,287,795	$(23,484,274)	$(93,154)	$5,710,387	$(54,660)	$(5,655,727)
Issuance of shares through private placements	8,205,862	3	2,304,672	-	-	2,304,675	-	(2,304,675)
Issuance of shares for convertible notes conversion	984,494	1	399,999	-	-	400,000	-	400,000
Net loss	-	-	-	(2,914,293)	-	(2,914,293)	(26,235)	(2,940,528)
Foreign currency translation	-	-	-	-	139,622	139,622	8,056	147,678

Balance as at June 30, 2024	61,571,956	$24	$31,992,466	$(26,398,567)	$46,468	$5,640,391	$(72,839)	$(5,567,552)

Balance as at December 31, 2024	91,092,257	$35	$36,953,448	$(30,100,945)	$271,452	$7,123,990	$(231,588)	$6,892,402
Issuance of shares	1,640,447	1	-	-	-	1	-	1
Issuance of shares for convertible notes conversion (before share consolidation 120:1)	932,749	1	124,054	-	-	124,055	-	124,055
Share consolidation (120:1)	(92,884,908)	-	-	-	-	-	-	-
Issuance of shares for convertible notes conversion (after share consolidation 120:1)	273,701	13	554,244	-	-	554,257	-	554,257
Issuance of shares for conversion of debt to equity	164,412	7	1,149,650	-	-	1,149,657	-	1,149,657
Net loss	-	-	-	(7,670,525)	-	(7,670,525)	(16,375)	(7,686,900)
Foreign currency translation	-	-	-	-	(827,367)	(827,367)	158,749	(668,618)

Balance as at June 30, 2025	1,218,658	$57	$38,781,396	$(37,771,470)	$(555,915)	$454,068	$(89,214)	$364,854

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”))

	Six Months Ended June 30,
	2025	2024
Cash Flows From Operating Activities:
Net loss	$(7,686,900)	$(2,940,528)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	302,950	343,753
Depreciation of leasehold improvements and equipment and right of use assets	450,929	582,378
Provision for expected credit loss on note receivable	4,015,847	-
Provision for expected credit loss on prepaid expenses and other assets	650,000	-
Changes in operating assets and liabilities:
Inventories	71,357	221,802
Accounts receivable	550,459	(58,964)
Prepaid expenses and other assets	(474,977)	(5,307,434)
Operating lease liability	(322,827)	(315,526)
Accounts payable	(598,977)	1,255,606
Deferred revenue	705,262	367,544
Other current liabilities	126,772	301,181
Amount due from/to related parties	(8,652)	(417)
Net Cash used in Operating Activities	(2,218,757)	(5,550,605)

Cash Flows From Investing Activities:
Purchase of leasehold improvements and equipment	(5,526)	(159,908)
Receipt from the collection of a promissory note	-	3,000,000
Purchase of a promissory note	-	(2,500,000)
Net Cash (used in) / provided by Investing Activities	(5,526)	340,092

Cash Flows From Financing Activities:
Proceeds from private placements	-	2,304,675
Repayment of loan payables	(344,053)	(606,226)
Net Cash (used in) / provided by Financing Activities	(344,053)	1,698,449

Effect of Exchange Rate Changes on Cash	(668,618)	174,449

Net changes in cash	(3,236,954)	(3,337,615)
Cash at beginning of the period	4,148,279	5,393,848
Cash at end of the period	$911,325	$2,056,233

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$380,715	$129,881
Cash paid for taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Information:
Settlement of convertible notes payable through the issuance of shares	$678,312	$400,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and subsidiaries (the “Company”) is an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Since May 2022, the Company has successfully expanded into the travel sector by introducing group tours, cruises, and free-and-easy travel packages tailored to post-pandemic demand, leveraging our existing community networks. In December 2024, we launched Micky1.0, our proprietary AI-powered travel assistant on WhatsApp, offering real-time multilingual recommendations, quotes, and itinerary planning, further enhancing the digital travel experience. In October 2023, we officially launched our Online-to-Offline (“O2O”) business model via a franchise system, combining digital engagement with physical storefronts under the Juci Jus and Buah Kita brands. These outlets offer fresh juices, fruit coffee, and curated snacks. The Company also introduced premium fruit gift series Golden 1 and the Sing Select gifting line, alongside new verticals such as NMN healthcare products, and an insurance referral program—further reinforcing our transformation into a lifestyle-driven community commerce platform.

Share Swap Agreement

On August 29, 2022, the Company closed a share swap agreement (the “Share Swap”) between New Retail International Pte Ltd. (“New Retail”), which is a private company with limited liability under Singapore law and its shareholders. Under the Share Swap, the Company acquired 100% of the issued shares of New Retail (being 16,644 shares comprising (a) 8,202 ordinary shares denominated in SGD, (b) 3,440 preference shares denominated in SGD, and (c) 5,002 preference shares denominated in USD in exchange for the allotment and issuance of 16,644 ordinary shares of Webuy. Following the Share Swap, New Retail became a wholly owned subsidiary of the Company and the former shareholders, holders of warrants, convertible notes, and simple agreements for future equity of New Retail held 100% of the equity interests of the Company prior to the Company’s planned initial public offering. As a result of the share forward split, the effective number of ordinary shares of Webuy became 43,274,400.

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented.

Corporate Structure

Details of the Company and subsidiaries as of June 30, 2025 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	-	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Dormant
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2024	100%	Indonesia	December 31	Offline Retail business for “Buah Kita” brand
PT Webuy Travel Indonesia	October 23, 2024	70%	Indonesia	December 31	Sale of packaged-tour
Webuy Advisory Pte Ltd	February 2, 2025	100%	Singapore	December 31	Management consultancy services
PT Travel With Webuy	September 23, 2024	99%	Indonesia	December 31	Sale of packaged-tour
PT Webuy Prime Indonesia	October 16, 2024	99%	Indonesia	December 31	Wholesale fruit trade

Going concern

As of June 30, 2025, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Note 2. Summary of Signification Accounting Policies

The accounting policies applied for the six months ended June 30, 2025 and 2024 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, as described in those audited consolidated financial statements, except for the adoption of any new and amended accounting principles generally accepted in the United States of America (“US GAAP”) effective after the year ending December 31, 2024 which are relevant to the preparation of the June 30, 2025 unaudited interim consolidated financial statements.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance US GAAP. The unaudited interim consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2025.

The unaudited interim consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and judgments.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2024, 2023 and 2022.

Cash and cash equivalents

Cash is carried at cost and represents cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar (“USD”) and the accompanying unaudited interim consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore and Indonesia and maintains its books and records in its local currency, Singapore Dollar (“SGD”) and Indonesia Rupiah (“IDR”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable.

For the six months ended June 30, 2025 and the year ended December 31, 2024, the Company recognized provision for expected credit losses of approximately nil and $128,098, respectively, in relation to its accounts receivable. The allowance for expected credit losses was $648,653 as of both June 30, 2025 and December 31, 2024.

Share-based compensation

ASC 718 “Compensation — Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based compensation amounted to approximately nil and $630,000 during the six months ended June 30, 2025 and 2024, respectively.

Inventory

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. The Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. There is no allowance of obsolete stocks recognized during the six months ended June 30, 2025 and 2024, respectively.

Intangible assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Types of intangible assets	The estimated useful lives of the intangible assets
Applications development	3 years
Software	2 years

Leasehold improvements and equipment, net

Leasehold improvements and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful life
Motor vehicles	5 – 10 years
Office equipment	2 – 8 years
Furniture and fittings	5 years
Computer	3 years
Warehouse equipment	2 years
Machinery equipment	3 years
Leasehold improvements	5 years

Impairment of Intangible and Long-Lived Assets

The Company tests its intangible and long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

The Company conducted an impairment assessment and concluded that the estimated recoverable amounts of its long-lived assets exceeded their carrying values. This conclusion was supported by the positive projected future cash flows and overall asset recoverability at the Group level. As a result, no impairment charge was recognized.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Accounts payables and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Convertible notes payable

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets.

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

The revenue deferred from the year ended December 31, 2024, and 2023 which was recognized as income during the six months ended June 30, 2025 and 2024 was $2,131,361 and $1,829,730, respectively.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 24% of the Company’s revenues, and sale of packaged tour, which represent 76% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and service type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,
Product/Service Type	2025	Percentage of Total revenue	2024	Percentage of Total revenue
Food and beverage	$1,372,113	15.04%	$14,341,959	50.93%
Fresh produce	800,142	8.77%	7,739,563	27.49%
Lifestyle and other personal care items	30,465	0.33%	24,881	0.09%
Packaged-tour	6,918,296	75.85%	6,040,684	21.46%
Insurance referral	-	-%	7,716	0.03%
Total	$9,121,016	100.00%	$28,154,803	100.00%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the six months ended June 30,
Country	2025	Percentage of Total revenue	2024	Percentage of Total revenue
Singapore	$6,991,519	77%	$10,528,664	37%
Indonesia	2,129,497	23%	17,626,139	63%
Total	$9,121,016	100%	$28,154,803	100%

During the six months ended June 30, 2025 and 2024, all revenues were generated from third parties.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

Recent Accounting Pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2025 have been applied by the Company for the six months ended June 30, 2025. The adoption did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2025, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.

Note 3. Accounts receivable

	June 30,	December 31,
	2025	2024
Trade receivables	$4,260,324	$4,796,638
Provision for expected credit loss	(648,653)	(648,653)
Exchange rate difference	15,548	29,693
	$3,627,219	$4,177,678

For the six months ended June 30, 2025 and the year ended December 31, 2024, the Company recognized provision for expected credit losses of approximately nil and $128,098, respectively, in relation to its accounts receivable. The allowance for expected credit losses was $648,653 as of both June 30, 2025 and December 31, 2024.

Note 4. Prepaid expenses and other assets

At June 30, 2025 and December 31, 2024, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2025	2024
Prepayment	$2,356,263	$2,011,079
Advance to suppliers	3,169,252	2,881,581
Deposits	1,177,039	1,159,683
Other receivables	769,116	929,530
Provision for expected credit loss	(800,000)	(150,000)
Exchange rate difference	(13,136)	1,684
	$6,658,534	$6,833,557

The prepayment includes payments of IT services, advertisement expenses, insurance premiums, rental expenses, travel package costs, consultancy fees and professional fees. The deposits are mainly related to refundable deposits paid for business acquisitions, equipment, office and warehouse security deposit.

For the six months ended June 30, 2025 and the year ended December 31, 2024, the Company recognized provisions for expected credit losses of approximately $650,000 and $150,000, respectively, in relation to its prepaid expenses and other assets. The cumulative expected credit losses was $800,000 as of June 30, 2025 and $150,000 as of December 31, 2024.

Note 5. Note receivable

On January 5, 2024, the same third party issued another unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $2,500,000. The note bears interest at the rate of 3% per month and shall be paid eleven months after the disbursement of funds by the Company. For the six months ended June 30, 2025 and 2024, the interest income recorded for this note receivable was nil and $$75,000, respectively. As of June 30, 2025, the outstanding receivable balance of this note was nil.

As of June 30, 2025, we recorded a cumulative expected credit loss of $4,279,839 on notes receivable, of which $4,015,847 was recognized in 2025.

Note 6. Leasehold improvements and Equipment

At June 30, 2025 and December 31, 2024, leasehold improvements and equipment consisted of the following:

	June 30,	December 31,
	2025	2024
Motor vehicles	$365,298	$339,712
Office equipment	95,818	86,746
Furniture and fittings	47,678	46,882
Warehouse equipment	116,844	108,661
Machinery equipment	68,368	67,269
Leasehold improvements	713,880	668,524
	1,407,886	1,317,794
Accumulated depreciation	(740,510)	(587,147)
Leasehold improvements and equipment, net of accumulated depreciation	$667,376	$730,647

Depreciation expense of leasehold improvements and equipment for the six months ended June 30, 2025 and 2024 were $112,243 and $130,629, respectively.

During the six months ended June 30, 2025 and 2024, the Company purchased assets of $5,526 and $159,908, respectively.

The motor vehicles with a net carrying amount of $164,332 and $171,221 are held under finance lease arrangements as of June 30, 2025 and December 31, 2024, respectively.

Note 7. Right of use assets and operating lease liability

Operating lease

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have varying terms, escalation clauses and renewal rights. On February 28, 2023, the Company entered into a new lease agreement for a lease term of five years for a four-story office and warehouse facility in Singapore. The Company is committed to pay a total rental fee of approximately $3.9 million for the full lease term.

Information pertaining to lease amounts recognized in the unaudited interim consolidated financial statements is summarized as follows:

	June 30,	December 31,
	2025	2024
Leasehold buildings	$3,751,350	$3,611,792
Accumulated amortization	(1,951,147)	(1,671,677)
ROU assets, net of accumulated amortization	$1,800,203	$1,940,115

	June 30,	December 31,
	2025	2024
Lease costs:
Operating lease costs	$398,567	$148,921
Short-term lease costs	315,344	497,785
Total lease costs	$713,911	$646,706
Supplemental cash flow information:
Operating cash flows from operating leases	$382,108	$450,780
Right-of-use obtained in exchange for new operating lease liabilities	96,571	91,718
Weighted-average remaining lease term (years):
Operating leases	3.11	3.12

As of June 30, 2025 and December 31, 2024, the weighted-average discount rate for operating leases was 6.0% and 6.0%, respectively.

Operating leases
Periods Ended June 30,
2025	$405,529
2026	809,376
2027	771,028
2028	223,638
Total operating lease payment	2,209,571
Less: Imputed interest	(150,095)
Present value of operating lease liabilities	2,059,476

Operating lease liabilities – current	$(731,254)
Operating lease liabilities – non-current	$1,328,222

Note 8. Intangible assets

At June 30, 2025 and December 31, 2024, intangible assets consisted of the following:

	June 30,	December 31,
	2025	2024
Software	$83,438	$77,594
Application development	3,002,404	2,792,117
	3,085,842	2,869,711
Accumulated amortization	(2,278,986)	(1,759,904)
Intangible assets, net of accumulated amortization	$806,856	$1,109,807

Based on the carrying value of definite-lived intangible assets as of June 30, 2025, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Periods Ended June 30,
2025	$542,866
2026	244,021
2027	19,969
Total amortization expense	$806,856

Amortization expense of intangible assets for the six months ended June 30, 2025 and 2024 were $302,950 and $343,753, respectively.

Note 9. Other current liabilities

At June 30, 2025 and December 31, 2024, other current liabilities consisted of the following:

	June 30,	December 31,
	2025	2024
Accrued expenses (a)	$716,010	$793,873
Advance from customers (b)	498,446	147,849
Other payables (c)	2,581,439	2,727,401
	$3,795,895	$3,669,123

(a)	Accrued expenses mainly relate to staff-related expenses.

(b)	Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

(c)	Other payables mainly include outstanding amounts owed to various non-trade vendors and value added tax (“VAT”) payables.

Note 10. Loans payable

At June 30, 2025 and December 31, 2024, loans payable consisted of the following:

	June 30,	December 31,
	2025	2024
Hire purchases - Motor Vehicle	$161,380	$166,438
Short-term loan	248,443	231,042
	409,823	397,480
Less current portion	(266,481)	(264,177)
Long-term loans payable	$143,342	$133,303

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

For the six months ended June 30, 2025 and 2024, the Company recorded aggregate $4,129 and $29,380 interest expense on these loans, respectively.

During the year ended December 31, 2024, the Company disposed of a vehicle that was previously acquired under a hire purchase (finance lease) arrangement. The asset, which had an original cost of $77,444, had accumulated depreciation of $32,794 at the date of disposal.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan I”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2024, the loan was extended to May 30, 2024 with the same terms and conditions. On October 2, 2024, the loan was extended to December 31, 2024 with the same terms and conditions. On March 8, 2024, the loan was further extended to December 31, 2025 with the same terms and conditions.

On May 28, 2024 and June 18, 2024, the Company entered into a loan agreement (“Short-term loan II”) with two third parties, each amounting to US$100,000. These loans have been fully repaid on July 29,2024.

Note 11. Related Party Transactions

Amount due from related parties

As of June 30, 2025 and December 31, 2024, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $18,429 and $26,860, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of June 30, 2025 and December 31, 2024, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $17,710 and $10,696, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	June 30, 2025	December 31, 2024
Beginning of the years January 1	$24,842	$25,929
Exchange difference	1,871	(1,087)
Periods ended June 30	$26,713	$24,842

As of June 30, 2025 and December 31, 2024, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $26,713 and $24,842. Except for the exchange differences arising from the translation of SGD balances into U.S. dollar at different period-end and year-end exchange rates, there was no movement on the balance during the six months ended June 30, 2025 and 2024. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Note 12. Convertible Notes Payables

As of December 31, 2024, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $945,833. Pursuant to the terms in the Note agreements, these Note will mature in 12 months to 18 months from the funding date and bear interest at a rate of 10% per annum, to be accrued and payable at the maturity date. The Company is obligated to redeem the loan in cash on the principal amount together with all interest accrued in full on the maturity date in the absence of a public listing or conversion to shares. On October 19, 2024, the Convertible Loan Note bearers signed the lock-up agreements to agree that their Notes will be converted after 180 days from the date of closing of the Initial Public Offering (the “Lock-Up Period”). The anticipated conversion date is April 17, 2025. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares. The clause relating to their right of conversion is replaced with a full cash settlement of their Notes bearing interest at the rate of 10% per annum. The settlement shall be made (a) on the date falling six (6) months from October 19, 2023 (“Settlement Date”), and (b) in such manner to be agreed in writing between the Lender and the Borrower on or prior to the Settlement Date.

During the six months ended June 30, 2024, two of the Note bearers elected to convert their Note balances in an aggregate amount of $400,000 into the Company’s Class A ordinary shares at the conversion price of $0.4063. In connection with this share conversion, on May 6, 2024, the Company issued 492,247 and 492,247 Class A ordinary shares to each of the two Note bearers, respectively. In addition, the Company paid $364,620 to other investors to partially settle their Notes. As of June 30, 2024, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $1,136,980 and accrued interest of $50,163. The Company is in negotiation with the Note bearers to settle the remaining Note balance.

During the six months ended June 30, 2025, two of Note holders elected to convert their outstanding Note balances in an aggregate principal amount of $678,312 into the Company’s Class A ordinary shares. The conversion included (i) $124,056 at a conversion price of $0.36 per share, prior to the 1-for-120 reverse share split, and (ii) $554,258 at a conversion price of $2.03. per share, after the 1-for-120 reverse share split. In connection with these conversions, on January 3, 2025, the Company issued 932,749 Class A ordinary shares (before the reverse split) and 273,701 Class A ordinary shares (after the reverse split) to the two Note holders, respectively. In addition, the Company paid $945,750 in cash to one of investors to fully settle their Notes, which amount included approximately $300,000 of compensation related to default provisions.

For the six months ended June 30, 2025 and 2024, interest expenses of $316,667 and $50,163 were recorded as finance costs, respectively.

Note 13. Equity

Authorized Shares

As of June 30, 2025, the Company has 2,166,666,666 authorized ordinary shares, par value $$0.0000462 per share.

Ordinary Shares

On April 30, 2024, the Company registered a self-underwritten public offering (“Offering”) of up to 10,000,000 Class A ordinary shares. On May 2, 2025, the Company closed its first tranche of this Offering that the Company agreed to sell 6,930,000 Class A ordinary shares at $0.29 per share. The Company raised a total of $2,009,700 through this closing, before deducting Offering-related expenses. On May 15, 2025 the Company closed its second tranche of this Offering that the Company agreed to sell 1,275,862 Class A ordinary shares at $0.29 per share. The Company raised a total of $370,000 through this closing, before deducting Offering-related expenses.

On May 6, 2024, the Company issued 984,494 Class A ordinary shares upon the conversion of convertible notes (Note 12).

On March 21, 2025, the Company held an Extraordinary General Meeting (“EGM”), at which the shareholders approved and effected a one-for-three (1-for-3) consolidation of the Company’s issued and unissued ordinary shares. As a result of the consolidation:

●	The Company’s authorized share capital of US$100,100, previously divided into 6,500,000,000 ordinary shares with a par value of US$0.0000154 each (comprising 6,498,750,000 Class A ordinary shares and 1,250,000 Class B ordinary shares), was adjusted to 2,166,666,666.666 ordinary shares with a par value of US$0.0000462 each (comprising 2,166,250,000 Class A ordinary shares and 416,666.666 Class B ordinary shares).

●	Immediately following the consolidation, the Company effected a diminution of its authorized but unissued share capital by canceling 0.666 authorized but unissued Class B ordinary shares (par value US$0.0000462 each).

Following the diminution, the Company’s authorized share capital was US$100,099.9999692, divided into 2,166,666,666 ordinary shares with a par value of US$0.0000462 each, comprising:

●	2,166,250,000 Class A ordinary shares, par value US$0.0000462 each; and

●	416,666 Class B ordinary shares, par value US$0.0000462 each.

Note 14. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the six months ended June 30, 2025 and 2024.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the six months ended June 30, 2025 and 2024. However, public companies that meet certain conditions are eligible for a reduced rate of 19%.

A reconciliation of the expected income tax benefits to the actual income tax provision is as follows:

	June 30,	June 30,
	2025	2024
Net loss before income taxes	$(7,686,900)	$(2,940,528)

Income tax benefits attributable to net income at Singapore statutory rate of 17%*	(1,306,773)	(499,890)
Effect of different tax rates in other jurisdictions	(27,480)	(44,563)
Non-deductible expenses	139,090	166,923
Unrecognized deferred tax asset	1,195,163	377,530
Total tax provision	$-	$-

*	The Company has reconciled to the Singapore corporate income tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	June 30,	December 31,
	2025	2024
Tax loss carry forwards	$15,747,576	$15,794,453
Deferred tax assets	2,677,088	2,685,057
Valuation allowance	(2,677,088)	(2,685,057)
Total deferred tax assets, net	$-	$-

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $8,599,651 and $8,599,651 as of June 30, 2025 and December 31, 2024, respectively, cannot be used to offset future profit subject to the agreement of the tax authorities and compliance within certain provisions of the Income Tax Act

Note 15. Government Grants

Under The Wage Credit Scheme (“WCS”) introduced by the Singapore government, the Singapore government will co-fund 40% of wage increases given to Singaporean employees earning a gross monthly wage of up to SGD 4,000 (approximately $3,000).

Under The Jobs Support Scheme (“JSS”) introduced by the Singapore government, depending on the business sectors, employers that are entitled to JSS will be subsidized from 10% up to 60% of each employee’s monthly wage as a form of wage support. This is applied to the first SGD 4,600 (approximately $3,300) actual wages paid per employee.

Under the Senior Employment Credit (“SEC”), the Singapore government provides wage offsets to employers who hire senior Singaporean employees aged 55 and above. The SEC supports up to 8% of wages paid to eligible employees earning up to SGD 4,000 (approximately $3,000) per month, depending on the age group and year of payment. The scheme aims to encourage the retention and hiring of older workers.

These government grants in aggregate amount of $11,429 and $46,235 as of June 30, 2025 and June 30, 2024, respectively were recognized as other income on the Company’s consolidated Statement of Operations when there was reasonable assurance that the Company has complied with the conditions attaching to the grants and the grants were received.

Note 16. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for six months ended June 30, 2025 and 2024.

No single supplier represented 10% or more of the Company’s total purchases for the six months ended June 30, 2025 and 2024. However, certain suppliers accounted for more than 10% of accounts payable balances at period-end, as set out below:

	June 30, 2025	% accounts payable	December 31, 2024	% accounts payable
Company A	$1,318,961	30.0%	$2,287,077	37.5%
Company B	-	-%	728,171	11.9%
Company C	$-	-%	682,011	11.2%
	$1,318,961	30.0%	3,697,259	60.6%

None of the customers which accounted for 10% or more of accounts receivable.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

Note 17. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Company, there were no pending or threatened claims and litigation as of June 30, 2025 and through the date of the release of these unaudited interim consolidated financial statements.

Note 18. Subsequent Events

The Company evaluated all events or transactions that occurred subsequent to June 30, 2025, through the date of release of these unaudited interim consolidated financial statements, and has determined that there are no subsequent events that require disclosure or recognition in the financial statements except for the below:

On July 30, 2025, the Company entered into a Securities Purchase Agreement to offer, on a best-efforts basis, up to US$3.0 million of Class A ordinary shares at US$3.65 per share. Investors whose ownership would otherwise exceed 4.99% (or, at their election, 9.99%) were instead offered pre-funded warrants, each exercisable for one Class A share at an exercise price of US$0.0001 per share. The pre-funded warrants are immediately exercisable and expire five years from issuance.

There is no minimum offering amount. Upon completion, the Company’s issued share capital will consist of 821,918 Class A shares (assuming full exercise of all pre-funded warrants) and 178,296 Class B shares.